Exhibit 4.25

(English Translation)

EQUITY TRANSFER AGREEMENT

Transferor (Party A)	:	Daqo Group Co., Ltd.

Transferee (Party B)	:	Xinjiang Daqo New Energy Co., Ltd.

WHEREAS:

1.	Party A legally owns 100% equity interest in Xinjiang Daqo Investment Co., Ltd. (hereinafter the “Company”). Party A hereby intends to transfer all its equity interest in the Company;

2.	Party B agrees to acquire Party A’s 100% equity interest in the Company;

3.	Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. was jointly established and contributed by Shihezi Guoneng Energy Investment Co., Ltd. and Xinjiang Daqo Investment Co., Ltd.. The construction of thermal power project under Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. was suspended and Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. is now in the course of liquidation.

Based on amicable negotiation and the principles of equality, mutual benefits and consensus, the Parties hereby agree on the matters in relation to the equity transfer as follows:

I.	Equity Transfer

1.	Party A agrees to transfer all its equity interest in the Company to Party B and Party B agrees to acquire the same;

2.	Party A agrees to sell and Party B agrees to acquire the equity interest in the Company with all the attached benefits and rights and free from, including but not limited to, any encumbrances, charge and other second lien or claim;

3.	From the effective date of this Agreement, unless otherwise as agreed, Party A shall have no obligation and assume no liability in relation to the Company’s business operation, indebtedness and creditors’ rights;

4.	As Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. is now in the course of liquidation, Party A shall bear all the costs in relation to the liquidation of Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. Any debts and liabilities of Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. shall be assumed itself or by Party A as required by laws and Party B assumes no obligation in relation to the same. Upon the completion of the liquidation, Party B shall be entitled to the titles of the remaining asset of Xinjiang Daqo Tianfu Thermoelectric Co., Ltd., except for those belong to Shihezi Guoneng Energy Investment Co., Ltd., another shareholder, as required by laws.

II.	The Consideration for the Equity Transfer and the Payment Method

1.	Party A agrees to transfer 100% equity interest in the Company to Party B at the consideration of RMB62,743,725.11, and Party B agreed to acquire such equity interest in the Company on such consideration and conditions.

2.	This Agreement shall be effective upon the execution or seal of the chop by the Parties hereto. Party B shall pay to the Party A the amount of RMB62,743,725.11 as agreed upon the completion of the amendment to the registration at the competent commerce and industry administrative authority by both Parties.

III.	Warranties of Party A

1.	Party A undertakes to Party B that the equity interest in the Company transferred to Party B was genuinely funded by Party A. Party A is the legal and beneficial owner of the equity interest and has the right to dispose such equity interest at its sole discretion. The equity interest transferred by Party A is free from any charge, pledge, security or claims from any third party. Party A shall be liable for any obligation arising from any claims made in relation to the equity interest referred above;

2.	After the transfer of the equity interest, the rights and obligations which Party A would have been entitled to and assumed shall be transferred to Party B upon the transfer of the equity;

3.	Party B acknowledges the Company’s Memorandum and Articles of Association and undertakes to perform any obligation and liability as provided therein;

4.	Any indebtedness and creditors’ rights of Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. shall be assumed by Party A.

IV.	Representations and Warranties of Party B

1.	The liabilities assumed by Party B shall not exceed its capital contribution to the Company;

2.	Party B shall acknowledge and abide by the Company’s amended Memorandum and Articles of Association;

3.	Party B undertakes to settle the consideration in the manner as provided in the Clause 2 hereto.

V.	Amendment and Termination of this Agreement

This Agreement may be amended or terminated upon the occurrence of the following, provided that any amendment or termination agreement shall be executed by both Parties:

1.	This Agreement cannot be performed due to force majeure event or other reasons that are beyond the control of non-defaulting parties;

2.	Either party is no longer able to perform this Agreement;

3.	The interest of one Party is materially affected due to the other party’s default, making the performance of this Agreement become unnecessary;

4.	Due to any change of circumstances, both Parties agree to amend or terminate this Agreement.

VI.	Resolutions of Arbitration

Any disputes arising out of or relating to the performance of this Agreement between the Parties shall be resolved through amicable consultation. Failure to do so, any party shall be entitled to submit the dispute to the Shihezi Branch of Karamay Arbitration Commission. The case shall be resolved in accordance with the arbitration rules in force administered thereby when the arbitration is submitted. The arbitral award shall be final and binding upon the Parties.

VII.	This Agreement is in four counterparts with each Party holding two counterparts. This Agreement shall be effective when the chops of both Parties are sealed hereon.

Signed or with Party A’s chop	Signed or with Party B’s chop

Date:	Date:

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